24001259 ON

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70505

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Palm Tree Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11755 Wilshire Blvd Suite 2300
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott L Brown	917-696-8331	sbrown@complian
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams LLP
(Name – if individual, state last, first, and middle name)

14555 Dallas Parkway - Suit	Dallas	TX	75204
(Address)	(City)	(State)	(Zip Code)

10/16/2003	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Pardis Nasseri, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Palm Tree Secuities LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

See Attached Notarial Certificate 3/12/2024

Notary Public

Signature: [signature]

Title: CEO

SEC Mail Processing

MAR 21 2024

Washington, DC

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA NOTARY ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA
COUNTY OF SANTA BARBARA

On MARCH 12, 2024 before me, **Nels C. Henderson, Notary Public**, personally appeared

PARDIS NASSERI

____,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

NELS C. HENDERSON
COMM. #2400677
Notary Public - California
Santa Barbara County
My Comm. Expires Apr. 27, 2026
NRO1

Signature [signature]

[SEAL]

Description of Attached Document (Optional)	Method of Signer Identification
The preceding Certificate of Acknowledgement is attached to a document titled/for the purpose of: Annual Report X-17A-5 Containing _____ pages, and dated 3/12/2024 The signer(s) capacity or authority is/are as: ☑ Individual(s) ☐ Attorney-in-Fact ☐ Corporate Officer(s): ____________ ☐ Guardian/Conservator ☐ Partner - Limited/General ☐ Trustee(s) Representing: ____________	Proved to me on the basis of satisfactory evidence: ☑ Form(s) of Identification ☐ Credible Witness(es) **Notarial Event is detailed in notary journal on:** Page # 3 Entry # 2 Notarized by: **Nels C. Henderson, Notary Public** Santa Barbara Mobile Notary http://www.sbmobilenotary.com (805) 335-8360

PALM TREE SECURITIES LLC
FINANCIAL STATEMENTS
December 31, 2023
Confidential treatment requested pursuant to Rule 17a-5(e)(3)

CONTENTS

MOSSADAMS

Report of Independent Registered Public Accounting Firm

The Member of
Palm Tree Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Palm Tree Securities LLC (the Company) as of December 31, 2023, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
March 8, 2024

We have served as the Company's auditor since 2020.

PALM TREE SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2023
Confidential treatment requested pursuant to Rule 17a-5(e)(3)

Assets		
Cash	$	223,364
Accounts Receivable		50,000
Prepaid Expenses and Other Current Assets		21,583
Related Party Receivables		415,786
Total Assets	$	710,733
Liabilities and Member's Equity		
Accounts Payable	$	13,158
Accrued Expenses		18,000
Related Party Payables		12,035
Total Liabilities		43,193
Member's Equity		
Member's Contributions		411,087
Retained Earnings		256,453
Total Member's Equity		667,540
Total Liabilities and Member's Equity	$	710,733

The accompanying notes are an integral part of these financial statements

PALM TREE SECURITIES LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2023
Confidential treatment requested pursuant to Rule 17a-5(e)(3)

Revenues		
Success Fees	$	1,112,253
Intercompany Revenue		1,515,337
Total Revenues		2,627,590
Expenses		
Employee Compensation and Benefits		734,763
Referral Fees		717,618
Professional Fees		254,990
General and Administrative Expenses		206,229
Management Fee		300,000
Total Expenses		2,213,600
Income Before Income Taxes		413,990
Income Tax Expense		19,355
Net Income	$	394,635

The accompanying notes are an integral part of these financial statements

PALM TREE SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2023
Confidential treatment requested pursuant to Rule 17a-5(e)(3)

	Total Member's Equity
Balance at December 31, 2022	$ 473,856
Capital Contributions	411,087
Distributions to Member	(612,038)
Net Income	394,635
Balance at December 31, 2023	$ 667,540

The accompanying notes are an integral part of these financial statements

PALM TREE SECURITIES LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2023

Confidential treatment requested pursuant to Rule 17a-5(e)(3)

Cash Flows from Operating Activities:		
Net Income	$	394,635
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Decrease (Increase) in Operating Assets:		
Accounts Receivable		(50,000)
Prepaid Expenses		(13,652)
Related Party Receivables		(415,786)
(Decrease) Increase in Operating Liabilities:		
Accounts Payable		13,159
Accrued Expenses		18,000
Related Party Payables		262,257
Net Cash Provided by Operating Activities		208,613
Cash Flows from Financing Activities:		
Issuance of Notes Receivable		(400,000)
Repayment of Notes Receivable		140,000
Distributions to Member		(352,038)
Net Cash Used by Financing Activities		(612,038)
Net Decrease in Cash		(403,425)
Cash - Beginning of Period		626,789
Cash - End of Period	$	223,364

SUPPLEMENTAL CASH FLOW DISCLOSURE		
Payments for Income Taxes	$	19,355
Settlement of Note Receivable with Non-Cash Contributions	$	260,000
Non-Cash Capitalization of Related Party Payables	$	(411,087)
Non-Cash Member Contribution of Capitalized Related Party Payables	$	411,087

The accompanying notes are an integral part of these financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) NATURE OF OPERATIONS

Palm Tree Securities LLC (the "Company"), a Delaware limited liability company was formed on February 3, 2020 and is a wholly owned subsidiary of Palm Tree Advisors LLC (the "Parent" or "Member") which is a wholly owned subsidiary of Palm Tree DE LLC (the "Affiliate"). The Company conducts business as a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA") and engages in the following business activities:

1. Advising institutional and corporate clients on, and facilitating, mergers and acquisitions, financial restructurings, asset sales, divestitures or other corporate reorganizations or business combination transactions; and

2. Acting as a private placement agent with respect to private offerings of debt securities and/or equity securities in primary offerings by issuers in accordance with the exemption from registration set forth in Section 4(a)(2) of the U.S. Securities Act of 1933 (the "Securities Act") and Rule 506 of Regulation D thereunder.

The Company was admitted membership in FINRA and SIPC on November 6, 2020.

(b) BASIS OF PRESENTATION

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

(c) USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) CONTRACT BALANCES AND CREDIT LOSSES

The timing of the Company's revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and has an unconditional right to payment, and a liability when the payment is received and the performance obligations are not yet satisfied.

The Company uses the allowance method to account for uncollectible accounts based on historical write-offs, overall economic conditions, and an evaluation of the current aging status of its receivables to cover anticipated credit losses on outstanding client receivables. Accounts are monitored by management on an ongoing basis and are written off by the Company when it has been determined that all available collection avenues have been exhausted. Bad debt recoveries are included in income as realized. As of December 31, 2023, the Company determined that no allowance for credit losses was necessary, anticipating the collection of the outstanding $50,000 from one customer. There were no accounts receivable as of December 31, 2022. The Company did not have contract liabilities as of December 31, 2022 or December 31, 2023.

(e) REVENUE RECOGNITION

Revenues are recognized when a performance obligation is satisfied by transferring services promised in a contract to a client, in an amount that reflects the consideration that is expected to be received in exchange for services rendered.

Revenue contracts with clients are evaluated based on the five-step model under Revenue from Contracts with Clients ("ASC 606"): (1) identify the contract with the client; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to separate performance obligations; and (5) recognize revenues when (or as) each performance obligation is satisfied. If, at the outset of an arrangement, it is determined that a contract with enforceable rights and obligations does not exist, revenues are deferred until all criteria for an enforceable contract are satisfied. In some circumstances, significant judgment is needed to determine timing and measure the progress appropriate for revenue recognition under a specific contract.

In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) REVENUE RECOGNITION (continued)

The Company generates revenues by way of success fee contracts. The contracts require the client to pay the Company a percentage of the completed transaction facilitated by the Company. Revenues are recognized upon the close of the transaction at which point all performance obligations have been met and any variable constraints have been lifted.

The economic conditions affect the Company's operations are related to the overall trends of the economy and its impact on private securities offerings and merger and acquisition activity.

Intercompany revenue for the Company is derived from a reciprocal agreement with the Parent, as detailed in Note 4 to the financial statements.

The Company charges and recognizes fees in accordance with terms stipulated in its expense sharing agreement. The Company performs services for its Parent on an ongoing basis, accordingly, the Company satisfies its performance obligations each month and thus recognizes its intercompany revenue on a monthly basis.

(g) CONCENTRATION OF CREDIT RISK

Cash includes deposits with banks and all highly liquid investments that are not segregated for regulatory purposes and have maturities of three months or less. The Company's cash is held at one financial institution in a bank deposit account which is insured by the Federal Deposit Insurance Corporation and at times may exceed federally insured limits. The Company has not experienced any losses and believes it is not exposed to any significant credit risk on cash.

During the period, two clients comprised 86% of investment banking revenues.

(h) FINANCIAL INSTRUMENTS AND FAIR VALUE

The carrying amounts of the Company's financial instruments, including cash, accounts receivable and accounts payable approximate their fair values due to their short maturities. There are no financial instruments that are required to be measured at fair value on a recurring basis.

(i) INCOME TAXES

The Company is a limited liability company and has elected to be treated as a single-member, disregarded entity for income tax purposes. Accordingly, income taxes are borne by the Member and the Company is subject to state limited liability company franchise tax.

(j) RISK AND UNCERTAINTIES

The Company is subject to a number of risks associated with companies at a similar stage, including dependence on key individuals, competition from larger companies, volatility of the industry, ability to attract and retain additional qualified personnel to manage the anticipated growth of the Company and general economic conditions.

NOTE 2 – MEMBER'S EQUITY

Since inception and as of December 31, 2023, the Company's membership interest is held by the Parent. Any available cash that the Company elects to distribute would be eligible for distribution to the Parent in accordance with applicable SEC and FINRA requirements.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023 the Company had net capital of $180,171, which was $175,171 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.2397:1.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Affiliate and the Parent. The terms of the expense sharing agreement require any expenses paid on behalf of the Company, such as salaries, rent and other various operating expenses, to be repaid by the Parent and the Affiliate at cost. Expenses recorded for services provided on behalf of the Company were $1,389,673 through December 31, 2023. As of December 31, 2023, the Company reported related party receivables totaling $415,786 from the Affiliate and $0 from the Parent. As of December 31, 2023, the Company reported related party payables totaling $0 from the Affiliate and $12,035 from the Parent.

As discussed in Note 1 above, the Company is engaged by the Parent to perform capital-raising activities for the Parent and its affiliates. These services include, but are not limited to, reviewing and planning financing needs, performing due diligence, and executing certain capital-raising transactions. In consideration for these services, the Company receives compensation from the Parent. For the year ended December 31, 2023, the Company recognized $1,515,337 in intercompany revenues in the accompanying statement of income.

The Company pays an annual management fee to an affiliate under common ownership, Nasseri Holdings, equal to the greater of $600,000 or 25% of the consolidated operating income of the Company and its parent. For the year ended December 31, 2023 the Company paid a management fee of $300,000 to Nasseri Holdings, which is included in the $1,389,673 of expenses described above.

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

NOTE 5 – COMMITMENTS, CONTINGENCIES, AND GUARANTEES

During the normal course of its operations, the Company may incur additional liabilities due to existing conditions, situations, legal claims, regulatory matters, or circumstances involving uncertainty as to possible loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. The Company does not have any commitments, contingencies and guarantees to report for the year ended December 31, 2023.

PALM TREE SECURITIES LLC
SCHEDULE I - COMPUTATION OF NET CAPTIAL
UNDER Rule 15c3-1 of the SECURITIES EXCHANGE COMMISSION
December 31, 2023
Confidential treatment requested pursuant to Rule 17a-5(e)(3)

Schedule I

Total Member's Equity Qualified for Net Capital	$	667,540
Deductions and/or Charges		
Accounts Receivable		(50,000)
Prepaid Expenses and Other Current Assets		(21,583)
Related Party Receivables		(415,786)
Net Capital	$	180,171
Aggregate Indebtedness		
Accounts Payable	$	13,158
Accrued Expenses		18,000
Related Party Payables		12,035
Total Aggregate Indebtedness	$	43,193
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of total aggregated indebtedness)	$	2,880
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net Capital Requirement (greater of above two minimum requirement amounts)	$	5,000
Excess net capital	$	175,171
Ratio: Aggregate indebtedness to net capital		0.2397:1

Schedule I (continued)

There are no material differences between the amounts preceding computation and the Company's corresponding unaudited Part II of Form X17A-5 as of December 31, 2023.

The Company does not carry customer accounts or otherwise hold customer funds. The Company limits its business activities to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. The Company is therefore not required to prepare the computation for determination of reserve requirements or information relating to possession and control requirements under Rule 15c3-3 of the Securities Exchange Act of 1934.

MOSSADAMS

Report of Independent Registered Public Accounting Firm

The Member of
Palm Tree Securities LLC

We have reviewed management's statements, included in the accompanying Palm Tree Securities LLC's Exemption Report (the exemption report), in which:

1) Palm Tree Securities LLC does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3; and

2) Palm Tree Securities LLC states Palm Tree Securities LLC is filing the exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) because, throughout the most recent fiscal year, without exception:

- Palm Tree Securities LLC limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Palm Tree Securities LLC and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and

- Palm Tree Securities LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Palm Tree Securities LLC; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Palm Tree Securities LLC's management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Palm Tree Securities LLC's compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74 of SEC Release No. 34-70073.

Moss Adams LLP

Dallas, Texas
March 8, 2024

palmtreellc com

O +1 (310) 636-2050
11755 Wilshire Blvd Suite 2300 Los Angeles CA 90025

PALM TREE

Palm Tree Securities LLC Exemption Report

Palm Tree Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscription on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2023 without exception.

Palm Tree Securities LLC

I, Pardis Nasseri, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: CEO
1/23/2024